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SECURIT 08031503)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDAS SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

635 East Ball Road, Suite 105
(No. and Street)

Anaheim (City) CA (State) 92805 (Zip Code)

SEC Mail Processing Section

APR 08 2008

Washington, DC 102

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay S Lee (714)635-531[illegible]
(Area Code ? Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McElravy, Kinchen & Associates, PC
(Name ? *if individual, state last, first, middle name*)

13831 Northwest Freeway,Suite 300 (Address) Houston, (City) TX (State) 77040 (Zip Code)

PROCESSED
APR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/18

OATH OR AFFIRMATION

I, Jay S Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDAS SECURITIES, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒x (c) Statement of Income (Loss).
☒x (d) Statement of Changes in Financial Condition.
☒x (e) Statement of Changes in Stockholders? Equity or Partners? or Sole Proprietors? Capital.
☒x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒x (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
XX (o) Statement of Cash Flow

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XX (p) Independent auditor's report on the internal control

Jurat

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 7th day of April, 2008 by Jay S Lee,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Constance G Thompson

Signature

(Notary seal)

CONSTANCE G. THOMPSON
Commission # 1692270
Notary Public - California
Orange County
My Comm. Expires Sep 5, 2010

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath of Affirmation
(Title or description of attached document)

US Securities + Exchange Commission
(Title or description of attached document continued)

Number of Pages 2 Document Date 4/7/08

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

MIDAS SECURITIES, LLC

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17A – 5(d)

DECEMBER 31, 2007

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Sole Member of
Midas Securities, LLC
Anaheim, CA

We have audited the accompanying statement of financial condition of Midas Securities, LLC as of December 31, 2007 and the related statement of income, changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midas Securities, LLC as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McElravy, Kinchen & Associates, P.C.

McElravy, Kinchen & Associates, PC
Houston, Texas
April 2, 2008

Midas Securities, LLC
Statement of Financial Condition
December 31, 2007

Current assets:		
Cash	$	31,583
Commissions receivable		3,218
Other receivables		6,547
Deposit with clearing organization		60,072
Prepaid fees		41,423
Total current assets		142,843
Fixed Assets		
Equipment		436,607
Accumulated depreciation		(436,607)
Net fixed assets		-
Total assets	$	142,843

Current Liabilities		
Accounts payable	$	180
Accrued commissions		-
Total liabilities		180
Member's Capital		142,663
Total liabilities and member's capital	$	142,843

The accompanying notes are an integral part of the financial statements

Midas Securities, LLC
Statement of Income
For the Year Ended December 31, 2007

Commission and trading income	$	236,032
Operating expenses:		
General and administrative		197,512
Clearing fees		9,424
Commissions		8,855
Depreciation		33,642
Management fees		110,332
Total expenses		359,765
Income from operations		(123,733)
Other income		
Interest income		1,127
Net income (loss)	$	(122,606)

The accompanying notes are an integral part of the financial statements

Midas Securities, LLC
Statement of Changes in Member's Capital
For the period ended December 31, 2007

Balance at January 1, 2007	$	265,269
Capital withdrawals		-
Net loss for period ended December 31, 2007		(122,606)
Add: capital contributions by members		-
Less: (distributions)		-
Balance at December 31, 2007	$	142,663

The accompanying notes are an integral part of the financial statements

Midas Securities, LLC
Statement of Cash Flows
For the period ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)	$	(122,606)
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation		33,642
Interest on Investment		371
Accounts Receivable		22,280
Other assets		49,946
Accounts payable		(86,979)
Accrued commissions		
Total adjustments		19,260
Net cash provided (used) by operations		(103,346)
Cash flows from financing activities:		
Distribution to members		-
Net cash used by financing activities		-
Net increase (decrease) in cash		(103,346)
Cash at beginning of year		134,929
Cash at end of year	$	31,583

The accompanying notes are an integral part of the financial statements

MIDAS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Midas Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a Delaware Limited Liability Company. The Company is an introducing broker with accounts processed by Penson Financial Services. The Company provides broker dealer services to investors in Korea and Hong Kong who want to invest in the United States markets.

Income Taxes
The Company is a Limited Liability Company and has elected to be taxed as a Partnership; therefore no income taxes are owed at the Company level. All taxable income and all operating losses flow through to the members.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalants as of December 31, 2007.

Revenue Recognition
All revenue is recognized when persuasive evidence of an arrangement exists, the service or sale is complete, the price is fixed or determinable and collectability is reasonably assured. Revenue is primarily derived commissions from financial institutions and other companies. Any commission expense due to agents is accrued along with the revenue earned at the time of the contract.

Property and Equipment

Property and equipment are recorded at cost. Disposals are removed at cost less accumulated depreciation and any gain or loss from disposition is reflected in current year income. Depreciation is provided over the estimated useful lives of the depreciable assets.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

Fair Value of Finanical Instruments
Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. No adjustments have been made in the current period.

Credit Risk
The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customer's financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and our previous loss history. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2007 the Company has determined that no allowance for doubtful accounts is required.

Recent Accounting Pronouncements
The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company is 100% owner of www.midastrade.com, which represents the services offered by Midas Securities, LLC. Jay S. Lee is a manager and also a broker/dealer for the Company.

NOTE 3 – NET CAPITAL

As a broker-dealer, the Company is subject to a $50,000 minimum capital requirement under the Securities and Exchange Commission Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2007, the net capital was $142,663 which exceeded the required minimum capital by $92,663. The Company's ratio of aggregate indebtedness to net capital was .2 to 1 at December 31, 2007.

NOTE 4 – DEPOSITS WITH CLEARING ORGANIZATION

The Company is required by the NASD to keep funds available for clearing. Prior to 2007 the Company was considered a market maker and maintained a deposit of $100,000.

NOTE 5 – PREPAID FEES

The Company signed an agreement for office space in 2005 and was required to supply a deposit of $41,423 of then equivlants U.S dollars to a Koren Company. Based upon current exchange rates this deposit is in excess of this amount but reflected at the orignal cost amount.

NOTE 6 – CONTENGIENCES

We lease office space in Korea and the United States for monthly rent of approximately $2,000 and $1,940 per month,. The leases expire on December 31, 2008 and February 28, 2011, respecively. Future minimum monthl rent is due as follows:

2008	$	3,940
2009		1,940
2010		1,940
2011		1,940

To the Sole Member of
Midas Securities, LLC
Anaheim, CA

In planning and performing our audit of the financial statements and supplemental schedules of Midas Securities, LLC for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

McElravy, Kinchen & Associates, P.C

McElravy, Kinchen & Associates, PC
Houston, Texas
April 2, 2008

Independent Auditor's Report on
Supplementary Information Required by Rule 17A-5 of the
Securities and Exchange Commission

To the Sole Member of
Midas Securities, LLC

We have audited the accompanying financial statements of Midas Securities, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated April 2, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.

McElravy, Kinchen & Associates, PC
Houston, Texas
April 2, 2008

SCHEDULE I

MIDAS SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITITES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

Midas Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

Midas Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

December 31, 2007

Total equity from statement of financial condition	$	142,663
Less non-allowable assets:		
Statement of Financial Condition (NONE)		-
Net Capital	$	142,663

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	12
Minimum dollar net capital required	$	50,000
Net capital requirement (greater of above two figures)	$	50,000
Excess net capital	$	92,663

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$	180
Ratio of aggregate indebtedness to net capital		0.2%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		0.1%

Reconciliation with Company's Computation
The above agrees with the Company's Computation (included in Part II of Form X-17a-5)

END